Exhibit 99.1

BROOKFIELD ANNOUNCES RECORD DATE FOR SPECIAL DIVIDEND AND CREATION

OF BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

BROOKFIELD NEWS, June 8, 2021 (GLOBE NEWSWIRE) — Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A; NYSE: BAM) today announced that it has set June 18, 2021 as the record date for the previously announced special dividend of shares of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”).

On June 28, 2021, the holders of Brookfield’s class A and class B limited voting shares of record as of June 18, 2021 will be entitled to receive one class A exchangeable limited voting share (an “exchangeable share”) for every 145 Brookfield class A and class B limited voting shares held (each, a “Brookfield Share”). The exchangeable shares are structured to be economically equivalent to a Brookfield Share, including that distributions will be paid at the same time and in the same amount per share as dividends on Brookfield Shares. The exchangeable shares are intended to provide investors with the equivalent economic exposure to Brookfield but through an alternative security through which to hold their interests in Brookfield’s business.

“Through Brookfield Reinsurance, we are building a leading reinsurance business focused on providing our capital and investment capabilities to insurance companies and their stakeholders,” said Sachin Shah, CEO of Brookfield Reinsurance and Chief Investment Officer of Brookfield. “The spinoff of Brookfield Reinsurance positions us well to grow our reinsurance platform and provides flexibility to Brookfield shareholders in how they own their interests in Brookfield.”

Brookfield Reinsurance has received conditional approval to list the exchangeable shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “BAMR”. Listing of the exchangeable shares on the NYSE and the TSX is subject to Brookfield Reinsurance fulfilling all of the requirements of the NYSE and the TSX, respectively.

While we fully expect to do so, Brookfield and Brookfield Reinsurance have not yet filed a final prospectus for the exchangeable shares, and the registration statement relating to the special dividend has not yet been declared effective. The final prospectus may not be filed, and the registration statement may not be declared effective, prior to the record date.

Brookfield’s shareholders will receive a cash payment in lieu of any fractional interests in an exchangeable share. Brookfield will use the five-day volume-weighted average trading price of the exchangeable shares immediately following the special dividend to determine the value of any fractional interests in an exchangeable share.

As and when declared by the Board of Directors of Brookfield Reinsurance and approved by Brookfield Reinsurance’s shareholders (where applicable), holders of the exchangeable shares will be entitled to receive distributions on the exchangeable shares at the same time and in the same amount per exchangeable share as the cash dividends paid on the Brookfield Shares. Distributions on the exchangeable shares may be in the form of a dividend, a return of capital distribution or some combination of the two. Brookfield shareholders and holders of the exchangeable shares should note the following:

•	Brookfield shareholders of record as of May 28, 2021 will receive the previously declared cash dividend of US$0.13 per share on June 30, 2021.

•	Brookfield Reinsurance expects to commence paying quarterly distributions on the exchangeable shares on September 30, 2021.

The NYSE and the TSX will both implement “due bill” trading commencing June 17, 2021 (one trading day before the record date) and ending at the close of business on June 25, 2021, inclusively. Trades in “BAM” and “BAM.A” on the NYSE and the TSX, respectively, will include Brookfield Shares and the entitlement to receive the exchangeable shares on June 28, 2021. Brookfield Shares trading with due bills will carry the entitlement to receive the exchangeable shares (i.e., should trade on a pre-split basis). Accordingly, post-split trading in the exchangeable shares will commence on the NYSE and the TSX at the opening of business on June 28, 2021.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world— including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expect”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding Brookfield Reinsurance and the special dividend of exchangeable shares. Although Brookfield believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing COVID-19 global pandemic and the related government-mandated economic restrictions.

The future performance and prospects of Brookfield and Brookfield Reinsurance are subject to a number of known and unknown risks and uncertainties. In particular, the distribution of the exchangeable shares requires final stock exchange approval, which has not yet been received, and the distribution of the exchangeable shares is subject to the approval of the United States Securities and Exchange Commission and Canadian securities regulators. Factors that could cause actual results of Brookfield Reinsurance or Brookfield to differ materially from those contemplated or implied by the statements in this news release include the expected trading price of the Brookfield Shares and the exchangeable shares, including during the due bill period, as well as other risks and factors described in the documents filed by Brookfield with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield’s most recent Annual Report on Form 40-F (as amended by Amendment No.1) and other risks and factors that are described therein and in the U.S. registration statement that has been filed, and the final prospectus that will be filed, in connection with the distribution of the exchangeable shares.

Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.